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                                                              Exhibit (h)(2)


[TRUE NORTH LOGO]
101 EAST ERIE STREET, CHICAGO, ILLINOIS 60611-2897, USA PHONE 312 425 6501 FAX 312 425 6352


                                    December 3, 1997



VIA TELECOPY AND REGISTERED MAIL

Publicis S.A.
Publicis Communication
133 avenue des Champs-Elysees
75380 Paris Cedex 08
France
Attention:  President-Directeur General

The London Court of International Arbitration
12 Carthusian Street
London EC1M 6EB
Attention:  The Registrar

                              NOTICE OF ARBITRATION


Gentlemen:

      Pursuant to Section 3.4.3 of the Agreement dated May 19, 1997 among Publicis S.A., Publicis Communication and Publicis-FCB Europe B.V. on the one hand, and True North Communications Inc. ("True North"), FCB International, Inc. and True North Holdings Netherlands B.V. on the other hand (hereinafter, the "Agreement"), True North hereby serves notice of its initiation of an arbitration to resolve the claims described below against Publicis S.A. and Publicis Communication (collectively, "Publicis") for their willful and deliberate breach of the Agreement.

      This letter serves as a demand for and notice of arbitration. True North reserves the right, if it deems it necessary, to submit an additional statement of claims pursuant to Article 18 of the UNCITRAL Arbitration Rules.
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THE PARTIES TO THIS ARBITRATION

      The parties to this arbitration, which is to be conducted in accordance with Section 3.4 of the Agreement (attached hereto as Exhibit A), are True North (the Claimant) against Publicis S.A. and Publicis Communication (the Respondents).

      True North is a communications company incorporated in Delaware with its principal place of business at 101 East Erie Street, Chicago, Illinois, 60611. True North is engaged in all aspects of the advertising and marketing business in the United States and abroad. Among its other assets, True North is the holding company of Foote, Cone & Belding, one of the largest advertising agencies in the world.

      Publicis S.A. and Publicis Communication are both French corporations with their principal place of business at the above address. Publicis S.A. is a publicly traded company listed on the French stock exchange. Publicis Communication owns and operates numerous advertising agencies in various countries.

      In 1989, True North and Publicis created a global joint venture called Publics-FCB. The joint venture owned and operated numerous advertising agencies located in Europe. In addition, the companies each acquired a significant portion of the other's stock. True North currently owns 26.5% of Publicis Communication's common stock, and Publicis Communication owns 18.4% of True North's common stock.

      Almost from the beginning, the parties had great difficulty with the joint venture. The alliance between True North and Publicis did not work to either company's satisfaction and relations between them soured over time.

      Accordingly, the parties mutually agreed to unwind the joint venture. In May 1997, the parties executed a series of contracts, including the Agreement dated May 19,


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1997, to undo the joint venture and divide ownership of the advertising agencies operated by the joint venture.

THE PARTIES' AGREEMENT

      Given True North's substantial stake in Publicis Communication, the Agreement contains numerous terms dealing with the ownership and operation of Publicis Communication. These terms were needed to protect True North's 26.5% minority ownership of Publicis Communication in light of the potential that Publicis S.A. would abuse its dominant 73.5% ownership portion.

      Accordingly, the Agreement provides in Section 1.7 that "any significant transactions" effected by Publicis Communication, including those involving Publicis S.A., be conducted at arm's length. Section 1.7 of the Agreement provides, in pertinent part, as follows:

      Transactions on Arm's Length Basis. So long as True North owns at least 10% of the issued and outstanding shares of Communication Stock, any significant transactions effected by Communication shall be effected on an arm's length basis;...


      Similarly, to protect True North, the parties agreed in Section 1.8 of the Agreement that Publicis Communication would elect to its Board of Directors three independent, outside directors before approving any major transactions. The parties further agreed that a majority of these three "Outside Directors" must approve any transaction they deem to be significant. Section 1.8 of the Agreement provides as follows:


      Communication Directors. As soon as practicable, but no later than 60 days after the consummation of the transactions contemplated by this Agreement and in all events prior to the consummation or corporate


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      approval of any transaction to transfer to Communication agencies owned by
      Publicis, and so long thereafter as True North owns at least 10% of the issued and outstanding shares of Communication Stock, Communication shall elect to its Board of Directors three members who have no prior significant relationship with Publicis, True North or the directors or senior officers of either (the "Outside Directors"). Publicis and Communication shall consult with True North prior to the appointment of the three Outside Directors. A majority of the three Outside Directors and the Board of Directors of Communication must approve any transaction
      (other than those specifically contemplated by this Agreement or the Memorandum of Agreement) of Communication, including transactions with Publicis or any affiliates of Publicis, that a majority of the three Outside Directors deem to be significant.


      Despite this clear mandate, Publicis Communication has not elected any Outside Directors to its Board. And, as described below, Publicis S.A. and Publicis Communication have breached or now threaten to breach Section 1.7 and
Section 1.8 of the Agreement by purporting to propose a "business combination" with True North in an effort to thwart True North's acquisition of another advertising company, Bozell, Jacobs, Kenyon & Eckhardt, Inc. ("Bozell").

THE BREACHES OF SECTIONS 1.7 AND 1.8 OF THE AGREEMENT

      On or about July 31, 1997, True North announced that it had entered into an Agreement and Plan of Merger to acquire Bozell (the "Merger Agreement") in a merger worth an estimated $1.2 billion. On or about August 6, 1997, True North filed a Form 8-K with the United States Securities and Exchange Commission that included a copy of the Merger Agreement. The expiration date for the merger is December 31, 1997.

      In accordance with the Merger Agreement, a wholly-owned True North subsidiary will merge with and into Bozell, with Bozell surviving as a wholly-owned subsidiary of True North. Each share of Bozell common stock will be converted into 0.51 of a share of


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True North common stock. As a consequence, the acquisition of Bozell essentially will nearly double the size and market capital of True North.

      Publicis recently launched a campaign to derail True North's acquisition of Bozell by inter alia, withholding crucial information in violation of their contractual obligations, commencing meritless litigation, and purporting to propose an "offer" to acquire True North in a transaction prohibited by Sections
1.7 and 1.8 of the Agreement.

      Despite having been aware of the proposed True North-Bozell merger since the end of July 1997, Publicis waited until November 10, 1997 and then sent a letter to True North expressing their objection to the Bozell acquisition, and purporting to set forth an "offer" regarding a "combination" between Publicis Communication and True North. (A copy of Publicis's November 10, 1997 letter is attached hereto as Exhibit B.) Publicis's supposed proposal to acquire True North is nothing more than a ruse designed to interfere with the proposed Bozell acquisition and to mislead True North shareholders.

      Moreover, Publicis's purported "offer" violates, and is therefore barred by, the specific contractual provisions in the Agreement drafted by the parties for the protection of True North:

      First, the terms of the November 10, 1997 letter sent on behalf of Publicis Communication contemplate a "significant transaction" within the meaning of Section 1.7, yet Publicis S.A. has not conducted its affairs with Publics Communication on an arm's length basis with respect to the transaction proposed in the letter. The purported transaction reflected in the November 10, 1997 letter necessarily involves arrangements between Publicis Communication and Publicis S.A., yet Publicis S.A. has not treated Publicis Communication and its shareholders -- including True North -- fairly.


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      Second, notwithstanding the express provisions of Section 1.8 of the
Agreement, Publicis Communication has not elected, and Publicis has failed to cause the election, of any of the three required Outside Directors to the Board of Publicis Communication. Until such Outside Directors are elected, Publicis Communication is prohibited under Section 1.8 from undertaking any significant transactions, including the one purportedly contemplated by Publicis's November 10, 1997 letter.

      The failure by Publicis S.A. and Publicis Communication to elect the Outside Directors breaches Section 1.8 of the Agreement. In addition, unless Publicis S.A. and Publicis Communication refrain, or are ordered to refrain, from proceeding with the purported "offer" in the November 10, 1997 letter, they will further violate Sections 1.7 and 1.8 of the Agreement and cause True North substantial damages.

OTHER BREACHES OF THE AGREEMENT: SECTION 1.10

      Publicis S.A. and Publicis Communication also agreed in the agreement to provide True North with "all financial and other information" True North needs to comply with the United States income tax laws, including the information needed to satisfy the requirements of the U.S. Internal Revenue Service ("I.R.S."). This was necessary because, as a significant shareholder in Publicis Communication, the earnings of Publicis Communication and its related companies have a significant effect on True North's income.

      Accordingly, Paragraph 1.10 of the Agreement provides:


      (a) So long as True North owns at least 10% of the issued and outstanding shares of Communications Stock, Communication shall (i) provide all financial and other information reasonably requested by True North for purposes of True North's compliance with U.S. income tax laws


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      and other U.S. regulatory requirements, (ii) cause its independent auditors to complete their annual audit and provide the results to True North before February 15 of each year, and shall provide True North with unaudited quarterly consolidated financial results before April 30, July 30, and October 30 of each year.


      (b) The parties acknowledge that in connection with the transactions contemplated in this Agreement, True North desires to obtain such independent appraisals as are necessary to support the necessary or desirable accounting for financial tax reporting purposes. Each of Publicis, Communication and PBV agrees to use all commercially reasonably efforts to provide the assistance necessary to enable True North to obtain such appraisals.


      In accordance with Paragraph 1.10 of the Agreement, True North has made a series of reasonable requests upon Publicis S.A. and Publicis Communication for tax information relating to the 1994, 1995 and 1996 tax years. The tax information is essential for True North to fulfill its U.S. tax filing obligations and to avoid severe penalties and damages. Publicis, however, has not complied with True North's requests.

      Specifically, True North has requested repeatedly that Publicis provide financial and tax information about the individual advertising and holding companies that were operated by the parties' joint venture during 1994, 1995 and 1996, as well as advertising entities owned by Publicis Communication outside of the joint venture. True North requires this information to properly report and support (1) its foreign earnings and (2) its foreign tax credits with respect to its foreign earnings.

      Among other information reasonably requested, Publicis must provide True North with the financial statements, tax returns, tax payment receipts, dividend payment information, withholding tax receipts and corporate structure change information for Publicis Communication, each of the joint venture companies and their related entities, as


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well as advertising entities owned by Publicis Communications outside the joint venture during the 1994 through 1996 period. True North will request the same information for the 1997 tax year.

      True North has requested the above information and, to date, Publicis has failed to provide the necessary or complete information.

      The I.R.S. currently is auditing True North's tax returns for the years 1994 through 1996. The I.R.S. has notified True North that if it does not provide the information and documents in the materials requested from Publicis, True North will be sanctioned. If Publicis does not fully comply with True North's requests, True North faces tax penalties, lost foreign tax credits and interest of approximately $10 million. These damages can be averted if Publicis promptly complies, or is ordered to comply, with True North's outstanding requests made pursuant to Section 1.10 of the Agreement.

THE ARBITRATION PROVISION

      The Agreement provides for this arbitration in Section 3.4.2.

      All disputes, differences, controversies or claims arising out of, related to or in connection with this Agreement or the Operative Agreements (other than the Pooling Agreement) or the transactions contemplated hereby and thereby shall be submitted to and resolved by arbitration in London, England conducted in accordance with UNCITRAL Arbitration Rules as then in force (the "Rules"). The London Court of International Arbitration shall be the administrative and appointing authority (the "Appointing Authority"). Each of the parties hereto hereby submits to such jurisdiction, forum and rules and irrevocably waives any and all objections.

      Claims To Be Arbitrated and Relief Sought

      Based on the foregoing, True North will arbitrate the following claims and seeks the following relief from Publicis S.A. and Publicis Communication:



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        1. For their breach of Section 1.7 of the Agreement, an award enjoining
Publicis S.A. and Publicis Communication from proceeding with the purported "offer" set forth in the November 10, 1997 letter, or any similar transaction, and an award of monetary damages in an amount to be determined at the arbitration.

        2. For their breach of Section 1.8 of the Agreement, an award enjoining Publicis S.A. and Publicis Communication from proceeding with the purported "offer" set forth in the November 10, 1997 letter, or any similar transaction, an award ordering Publicis Communication to elect three independent outside directors in accordance with Section 1.8 of the Agreement, and an award of monetary damages in an amount to be determined at the arbitration.

        3. For its breach of Section 1.10 of the Agreement, an award ordering Publicis Communication to provide True North with all the financial and other information requested by True North pursuant to Section 1.10 of the Agreement and an award of monetary damages in an amount to be determined at the arbitration.



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      In addition to the above relief, True North will seek an award of its costs and disbursements relating to this arbitration, including attorneys' fees, and any other relief that is just and proper.


                                    Very truly yours,




                                    Bruce Mason
                                    Chairman and Chief Executive Officer
                                    True North Communications Inc.


cc:   Howard, Darby & Levin
      1330 Avenue of the Americas
      New York, New York 10019
      Attention:  Thomas J. Kuhn, Esq.



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